Mail Stop 4561
March 15, 2006
Mr. Steven J. Wilk
President and Chief Executive Officer
Transnet Corporation
45 Columbia Road
Somerville, New Jersey 08876-3576


Re:	Transnet Corporation
	Form 10-K for Fiscal Year Ended June 30, 2005
      Filed September 30, 2005
      Form 10-Q for Fiscal Quarter Ended September 30, 2005
      Filed November 14, 2005
      Form 10-Q for Fiscal Quarter Ended December 31, 2005
      Filed February 14, 2006
	File No. 0-8693

Dear Mr. Wilk:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended June 30, 2005

Item 1. Description of Business

Suppliers, page 5

1. We note the disclosure that the majority of the revenues generated by TransNet Corporation were from product sales attributable to products purchased from Ingram Micro, Inc. Tell us whether you have a long term purchase agreement with Ingram Micro. To the extent that you have such an agreement, tell us whether you have filed this agreement as a material contract pursuant to Item 601(10) of Regulation S-K.

Item 6. Selected Financial Data, page 9

2. Within the Selected Financial Data table, the "net income" line item amounts for the fiscal 2003-2005 periods do not agree with the net income/loss line item in the Statements of Operations on page F-
3. Also, you have not disclosed the amount of cash dividends paid in each period presented as required by Item 601 of Regulation S-K. Tell us how you plan on addressing these apparent deficiencies.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Note 2 [G] Revenue Recognition, page F-8

3. Throughout the Form 10-K filed for the year ended June 30, 2005 and the subsequently filed Forms 10-Q, you make numerous references to product price erosion trends that have affected TransNet`s operations. To offset the negative effects of these trends, we note that you have modified your sales strategy to use direct shipment and billing agreements with certain manufacturers. Under these agreements, the Company receives an agent fee from the manufacturer from the sales of TransNet products. Tell us the extent to which these agreements have replaced traditional sales channels. Also, explain the consideration you have given to providing corresponding disclosure in management`s discussion and analysis.

4. Describe for us your revenue recognition policies with respect to your direct shipment and billing arrangements. Explain the extent to which these policies differ from those applicable to sales through your traditional channels. Provide reference to the authoritative literature that supports your accounting. As part of your response, explain how you have applied EITF 99-19.

5. We note your discussion of constructions delays relating to certain projects in progress under results of operations for the quarters ended December 31, 2005 and September 30, 2005. Separately, you also disclose that certain customer sites are staffed full-time with your employees. Finally, you state that none of your contracts or projects extend over one year. Given these factors, it appears that your sales agreements may be both short and long term in nature and may require significant modification and production. Describe in detail the typical nature of your contracts and projects for products and services. Tell us how you have considered SOP 81-1.

6. It is unclear from the current revenue recognition accounting policy how you recognize revenue under project-based and contract-based agreements, time and materials contracts and network integration services. Accordingly, describe for us, in reasonable detail, your revenue recognition accounting policy for these types of transactions. As part of your response, describe, in reasonable detail, all material terms of your arrangements, including performance obligations and payment terms. Your response should address, but not be limited to, renewal or cancellation provisions, product returns rights and warranty obligations. Refer to SAB Topic
13A4, paragraphs 6-8 of SFAS 48 and paragraph 8 of SFAS 5. Tell us how you have considered providing corresponding disclosure in the notes to your financial statements.

General - SFAS 131 Segments

7. Tell us how you have considered providing disclosures regarding sales of major products and services as required by paragraph 37 of
SFAS 131.

Form 10-Q for the Quarter Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Note 1 [h] Adoption of SFAS 123R, page 5

8. We note that while you were required to implement SFAS 123R beginning with the quarterly period starting July 1, 2005, it appears from note [h] that the standard has not yet been implemented. Please explain to us why you have not implemented SFAS 123R as required.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.
	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





	You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at
(202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at
(202) 551-3489 with any other questions as I supervised the review of your filing.


Sincerely,



      Brad Skinner
      Accounting Branch Chief





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Mr. Steven J. Wilk
Transnet Corp.
March 15, 2006